UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. )*

Sybase, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

871130100

(CUSIP Number)

Sandell Asset Management Corp.

40 West 57th Street

26th Floor

New York, NY 10019

Attention : Richard Gashler, General Counsel

212-603-5700

With a Copy to:

Marc Weingarten, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10019

212-756-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

---------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No 871130100

1	NAME OF REPORTING PERSON Castlerigg Master Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,055,475
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,055,475
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,055,475
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Sandell Asset Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,407,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,407,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,407,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Castlerigg International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,055,475
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,055,475
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,055,475
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Castlerigg International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,055,475
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,055,475
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,055,475
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Castlerigg Global Select Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,351,825
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,351,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,351,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON CGS, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,351,825
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,351,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,351,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Castlerigg GS Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,351,825
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,351,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,351,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Thomas E. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,407,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,407,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,407,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IN

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of Sybase, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at: One Sybase Drive, Dublin, CA 94568.

ITEM 2.	IDENTITY AND BACKGROUND

(a)           The names of the persons filing this statement on Schedule 13D are Castlerigg Master Investments Ltd., a British Virgin Islands company ("Castlerigg Master Investments"); Sandell Asset Management Corp., a Cayman Islands exempted company ("SAMC"); Castlerigg International Limited, a British Virgin Islands company ("Castlerigg International"); Castlerigg International Holdings Limited, a British Virgin Islands company ("Castlerigg Holdings"); Castlerigg Global Select Fund Limited, a Cayman Islands exempted company ("Castlerigg Global Select"); CGS, Ltd., a Cayman Islands exempted company ("CGS"); Castlerigg GS Holdings, Ltd., a Cayman Islands exempted company ("CGSH"); and Thomas E. Sandell ("Sandell"). Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings, Castlerigg Global Select, CGS, CGSH and Sandell are collectively referred to herein as the "Reporting Persons". The filing of this statement on Schedule 13D and any future amendments hereto, and the inclusion of information herein and therein, shall not be construed as an admission that any of the Reporting Persons, for the purpose of Section 13(d) of the Act or otherwise, is the beneficial owner of any shares of Common Stock in which such person does not have a pecuniary interest.

(b)           The principal business address for each of Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings is c/o Citco Fund Services (Curacao) N.V., Kaya Flamboyan 9, P.O. Box 812, Curacao, Netherlands Antilles. The principal business address for Castlerigg Global Select, CGS and CGSH is Walker House, P.O. Box 265GT, Mary Street, George Town, Grand Cayman, Cayman Islands. The principal business address for each of SAMC and Sandell is c/o Sandell Asset Management Corp., 40 West 57th Street, 26th Floor, New York, New York 10019.

(c)           Castlerigg International is a private investment fund that is primarily engaged in the business of investing in securities and other investment opportunities. Castlerigg International invests substantially all of its assets indirectly in Castlerigg Master Investments, a master trading vehicle that is primarily engaged in the business of investing in securities and other investment opportunities. Castlerigg Holdings is the controlling shareholder of Castlerigg Master Investments and Castlerigg International is the controlling shareholder of Castlerigg Holdings. Castlerigg Global Select is a private investment fund that is primarily engaged in the business of investing in securities and other investment opportunities. Castlerigg Global Select invests substantially all of its assets indirectly in CGS, a master trading vehicle that is primarily engaged in the business of investing in securities and other investment opportunities. CGSH is the controlling shareholder of CGS and Castlerigg Global Select is the controlling shareholder of CGSH. SAMC is the discretionary investment manager of Castlerigg International, Castlerigg Holdings, Castlerigg Master Investments, Castlerigg Global Select, CGS and CGSH. Sandell is the controlling shareholder, Chief Executive Officer and Portfolio Manager of SAMC. Information regarding the directors, executive officers and/or control persons of Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings, Castlerigg Global Select, CGS and CGSH (collectively, the "Instruction C Persons") is set forth in Appendix III attached hereto.

(d)-(e)     Except as set forth below, during the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

In October 2007, SAMC, Sandell, and certain of SAMC’s employees settled an enforcement matter with the Securities and Exchange Commission (“SEC”) with respect to certain trades of Castlerigg Master Investments in shares of Hibernia Corporation in 2005. Without admitting or denying the SEC allegations contained in the SEC order, (i) SAMC agreed to accept relief based on charges under Section 10(a) of the Securities Exchange Act of 1934, as amended, and Section 17(a)(2) of the Securities Act of 1933, as amended (“Securities Act”) and paid a civil fine of $650,000, (ii) Sandell agreed to accept relief based on charges of aiding and abetting under Section 10(a) and Rule 10a-1 of the Exchange Act (collectively, the “Short Sale Rule”) and charges under Sections 203 of the Investment Advisers Act of 1940, as amended (“Advisers Act”), and paid a civil fine of $100,000, and (iii) certain employees of SAMC agreed to accept relief based on SEC charges of aiding and abetting under the Short Sale Rule and paid smaller civil fines. SAMC was also ordered to disgorge the sum of $7,500,000 intended to approximate losses avoided by Castlerigg Master Investments. Further, each of SAMC, Sandell and certain of SAMC's employees were censured under the Advisers Act, and SAMC was enjoined from committing any future violations of Section 17(a)(2) of the Securities Act.

(f)           Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings are British Virgin Islands companies. SAMC, Castlerigg Global Select, CGS and CGSH are Cayman Islands exempted companies. Sandell is a citizen of Sweden.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the shares of Common Stock reported herein to be held by Castlerigg Master Investments and CGS were derived from their respective general working capital and margin account borrowings made in the ordinary course of business. A total of approximately $130,708,501 (including commissions) was paid to acquire the shares of Common Stock reported herein.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the shares of Common Stock for investment purposes in the ordinary course of business because they believed the shares to be undervalued in the market.

On October 12, 2007, SAMC sent a letter to the Chief Executive Officer of the Issuer expressing concern for the discount at which the Issuer's stock is currently trading and citing various reasons for the poor performance of the stock. SAMC urged the Issuer to consider various options to improve shareholder value including (i) aggressive use of balance sheet to repurchase shares, (ii) IPO and spin-off 100% of mobility segment and (iii) sale of the Issuer in whole or in part. A copy of the letter is attached hereto as Exhibit A and incorporated herein by reference. A copy of a related presentation is attached hereto as Exhibit B and is incorporated herein by reference.

Except as described herein, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Although none of the Reporting Persons has any specific plan or proposal to acquire or dispose of the shares of Common Stock, each Reporting Person at any time and from time to time may (i) acquire additional shares or securities of the Issuer, (ii) dispose of any or all of its securities of the Issuer or (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer, depending upon an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)           The amount and percentage of shares of Common Stock beneficially owned by the Reporting Persons is reported herein as of the close of business on October 3, 2007. Each of Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings and Sandell may be deemed to beneficially own the 4,055,475 shares of Common Stock held by Castlerigg Master Investments, representing approximately 4.5% of the outstanding shares of Common Stock. Each of CGS, CGSH, Castlerigg Global Select, SAMC and Sandell may be deemed to beneficially own the 1,351,825 shares of Common Stock held by CGS, representing approximately 1.5% of the outstanding shares of Common Stock. The Reporting Persons may be deemed to be a "group," which "group" may be deemed to beneficially own an aggregate of 5,407,300 shares of Common Stock, representing approximately 6.0% of the outstanding shares of Common Stock. The percentages used herein are based upon the 90,119,191 shares of Common Stock reported to be outstanding as of July 31, 2007 by the Issuer in its quarterly report on Form 10-Q for the period ended June 30, 2007, filed with the Securities and Exchange Commission on August 9, 2007.

(b)           None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock. Each of Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings and Sandell has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 4,055,475 shares of Common Stock held by Castlerigg Master Investments. Each of CGS, CGSH, Castlerigg Global Select, SAMC and Sandell has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 1,351,825 shares of Common Stock held by CGS.

(c)           Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty days is set forth in Appendix I hereto.

(d)           No person other than Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings and Sandell is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by Castlerigg Master Investments. No person other than CGS, CGSH, Castlerigg Global Select, SAMC and Sandell is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by CGS.

(e)	Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as appendices and exhibits:

Appendix I:	Transactions Effected During the Past Sixty Days
Appendix II:	Joint Filing Agreement
Appendix III:	Information Regarding the Instruction C Persons
Appendix IV:	Powers of Attorney
Exhibit A:	Letter to Issuer dated October 12, 2007
Exhibit B:	October 2007 Presentation to the Issuer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	October 12, 2007

CASTLERIGG MASTER INVESTMENTS LTD. By: Sandell Asset Management Corp., as investment manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell
Chief Executive Officer

SANDELL ASSET MANAGEMENT CORP.

By: /s/ Thomas E. Sandell
Thomas E. Sandell
Chief Executive Officer

CASTLERIGG INTERNATIONAL LIMITED By: Sandell Asset Management Corp., as investment manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell
Chief Executive Officer

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED By: Sandell Asset Management Corp., as investment manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell
Chief Executive Officer

CASTLERIGG GLOBAL SELECT FUND LIMITED By: Sandell Asset Management Corp., as investment manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell
Chief Executive Officer

CGS, LTD. By: Sandell Asset Management Corp., as investment manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell
Chief Executive Officer

CASTLERIGG GS HOLDINGS, LTD. By: Sandell Asset Management Corp., as investment manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell
Chief Executive Officer

/s/ Thomas E. Sandell
Thomas E. Sandell

APPENDIX I

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

(All Transactions were regular market transactions effected on The New York Stock Exchange)

Date of transaction	Person effecting transaction	Amount of securitiesBought/(Sold)	Price per share or unit
09/25/07	Castlerigg Master Investments	183,750	22.84
09/25/07	CGS	61,250	22.84
09/26/07	Castlerigg Master Investments	183,750	23.11
09/26/07	CGS	61,250	23.11
09/27/07	Castlerigg Master Investments	183,750	23.10
09/27/07	CGS	61,250	23.10
09/28/07	Castlerigg Master Investments	183,750	23.13
09/28/07	CGS	61,250	23.13
10/01/07	Castlerigg Master Investments	176,925	23.50
10/01/07	CGS	58,975	23.50
10/02/07	Castlerigg Master Investments	137,625	23.66
10/02/07	CGS	45,875	23.66
10/03/07	Castlerigg Master Investments	40,650	23.67
10/03/07	CGS	13,550	23.67
10/08/07	Castlerigg Master Invesments	240,000	24.41
10/08/07	CGS	80,000	24.41
10/09/07	Castlerigg Master Invesments	125,700	24.35
10/09/07	CGS	41,900	24.35
10/10/07	Castlerigg Master Invesments	47,625	24.34
10/10/07	CGS	15,875	24.34
10/11/07	Castlerigg Master Invesments	122,250	24.40
10/11/07	CGS	40,750	24.40

APPENDIX II

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:	October 12, 2007

CASTLERIGG MASTER INVESTMENTS LTD. By: Sandell Asset Management Corp., as investment manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell
Chief Executive Officer

SANDELL ASSET MANAGEMENT CORP.

By: /s/ Thomas E. Sandell
Thomas E. Sandell
Chief Executive Officer

CASTLERIGG INTERNATIONAL LIMITED By: Sandell Asset Management Corp., as investment manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell
Chief Executive Officer

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED By: Sandell Asset Management Corp., as investment manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell
Chief Executive Officer

CASTLERIGG GLOBAL SELECT FUND LIMITED By: Sandell Asset Management Corp., as investment manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell
Chief Executive Officer

CGS, LTD. By: Sandell Asset Management Corp., as investment manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell
Chief Executive Officer

CASTLERIGG GS HOLDINGS, LTD. By: Sandell Asset Management Corp., as investment manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell
Chief Executive Officer

/s/ Thomas E. Sandell
Thomas E. Sandell

APPENDIX III

INFORMATION REGARDING THE INSTRUCTION C PERSONS

Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings, CGS, CGSH and Castlerigg Global Select have no executive officers or directors other than as follows:

Sandell serves as an executive officer of SAMC.

Sandell Director Services LLC serves as a director of SAMC, Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, CGS, CGSH and Castlerigg Global Select.

Daniel Mignon serves as a director of Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, CGS, CGSH and Castlerigg Global Select.

InterCaribbean Services Ltd. serves as a director of Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings.

Timothy O'Brien and Richard Gashler serve as executive officers of SAMC.

Hilmi Unver serves as a director of CGS, CGSH and Castlerigg Global Select.

To the best of the Reporting Persons' knowledge, none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the Instruction C Persons owns any shares of Common Stock.

Name	Principal Occupation	Address	Citizenship/Place of Organization
Sandell	See Item 2	See Item 2	See Item 2
Sandell Director Services LLC	Director Services	c/o Sandell Asset Management Corp., 40 West 57th Street, 26th Floor New York, New York 10019	Delaware
Mignon	Executive of an investment manager	Le Prince de Galles 10 Avenue de Grande-Bretagne MC-98000 Monte-Carlo MONACO	Belgium
InterCaribbean Services Ltd.	Fund Administrator	c/o Citco BVI Limited Citco Building Wickhams Cay PO Box 662 Road Town, Tortola British Virgin Islands	Curacao, Netherlands Antilles
O’Brien	Chief Financial Officer of SAMC	40 West 57th Street, 26th Floor New York, New York 10019	United States

Gashler	General Counsel of SAMC	40 West 57th Street, 26th Floor New York, New York 10019	United States
Unver	Portfolio Manager	98 rue de Saint-Jean case postale 5240 CH-1211 Geneve 11 Switzerland	Switzerland

APPENDIX IV

POWERS OF ATTORNEY

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Castlerigg Master Investments Ltd., whose signature appears below, constitutes and appoints each of Timothy O'Brien, Richard A. Gashler and Jamil French as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

Dated:	March 14, 2007

CASTLERIGG MASTER INVESTMENTS LTD. By: Sandell Asset Management Corp., its Investment Manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell
Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Sandell Asset Management Corp., whose signature appears below, constitutes and appoints each of Timothy O'Brien, Richard A. Gashler and Jamil French as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

Dated:	March 14, 2007

SANDELL ASSET MANAGEMENT CORP.

By: /s/ Thomas E. Sandell
Thomas E. Sandell
Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Castlerigg International Limited, whose signature appears below, constitutes and appoints each of Timothy O'Brien, Richard A. Gashler and Jamil French as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

Dated:	March 14, 2007

CASTLERIGG INTERNATIONAL LIMITED By: Sandell Asset Management Corp., its Investment Manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell
Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Castlerigg International Holdings Limited, whose signature appears below, constitutes and appoints each of Timothy O'Brien, Richard A. Gashler and Jamil French as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

Dated:	March 14, 2007

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED By: Sandell Asset Management Corp., its Investment Manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell
Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Castlerigg Global Select Fund Limited, whose signature appears below, constitutes and appoints each of Timothy O'Brien, Richard A. Gashler and Jamil French as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

Dated:	March 14, 2007

CASTLERIGG GLOBAL SELECT FUND LIMITED By: Sandell Asset Management Corp., its Investment Manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell
Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that CGS, Ltd., whose signature appears below, constitutes and appoints each of Timothy O'Brien, Richard A. Gashler and Jamil French as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

Dated:	March 14, 2007

CGS, LTD. By: Sandell Asset Management Corp., its Investment Manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell
Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Castlerigg GS Holdings, Ltd., whose signature appears below, constitutes and appoints each of Timothy O'Brien, Richard A. Gashler and Jamil French as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

Dated:	March 14, 2007

CASTLERIGG GS HOLDINGS, LTD. By: Sandell Asset Management Corp., its Investment Manager

By:	/s/ Thomas E. Sandell
Thomas E. Sandell
Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Thomas E. Sandell, whose signature appears below, constitutes and appoints each of Timothy O'Brien, Richard A. Gashler and Jamil French as his attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

Dated:	March 14, 2007

/s/ Thomas E. Sandell
Thomas E. Sandell

EXHIBIT A

LETTER TO ISSUER

October 12, 2007

Sybase, Inc.

One Sybase Drive

Dublin, CA 94568

Attn: Mr. John Chen

Fax: (925) 236-8004

Dear John:

As you may be aware, Sandell Asset Management is the beneficial owner of 5.4 million shares of Sybase stock, representing 6.0% of the shares outstanding and making our firm the second largest owner of Sybase stock. Given our significant ownership, our interests are aligned with other stockholders in our concern that the company’s value is not being maximized.

We purchased our stake in the company because we believe Sybase is a company with excellent products, strong market positions and significant cash flow. Despite these clearly positive factors the stock trades at a steep discount to its software peers on virtually all valuation metrics. In fact, we believe the market values the company at little more than the discounted value of the maintenance revenue stream with zero value assigned to both Sybase 365 as well as the potential of the company’s nascent mobility businesses. We believe this discount is attributable to several factors:

1.

Lack of perceived growth. Both the actual and potential growth of the IAS and Sybase 365 segments are masked by the large installed base at IPG. Sybase’s large installed base and significant market share in the technology and financial services verticals are great assets due to their reliable cash flow and steady growth. However, the market is mature and the size of IPG relative to the mobility opportunity means that the company’s overall top line growth will likely lag its peers, discouraging investors interested in emerging and growing markets (like mobility).

2.

Concerns about capital allocation. Sybase’s prodigious cash balance deflates the company’s return on equity considering that the majority of the company’s businesses are mature with recurring revenue streams. Returns can be significantly enhanced through a stock buyback without affecting the company’s flexibility. In addition, investors are concerned that management will “chase” growth through dilutive acquisitions. It would be a much better use of cash if management repurchased shares which would be significantly accretive. Press reports of your recent comment that Sybase would look at material acquisitions up to $500 million in mobility has only increased this fear. We will vigorously oppose any risky or dilutive acquisitions, particularly when we believe there are lower risk opportunities to improve value at the company. Given the more challenging economic outlook at present, we believe that such acquisitions are particularly unwise and would not be received well by the financial markets.

3.	Conflicting strategies and capital needs. Data management and mobility are in different phases of the product life cycle and have significantly different capital needs.
a.

Data management – stable cash cow that should focus on profitability and return of cash to shareholders. Lower secular growth should be offset by a moderate amount of financial leverage to enhance shareholder returns.

b.

Mobility – focus on developing markets, driving growth, capturing share, developing new solutions, and expanding addressable markets. Capital should be used for growth investment and tuck-in acquisitions where appropriate

4.

Poor image among investors and sell-side firms. There is a perception that Sybase is not aggressive and unlikely to take meaningful actions to improve value. In addition, Sybase’s continued unwillingness to engage in any type of strategic discussion has become increasingly frustrating to both investors and sell-side analysts, not to mention potential buyers.

On the company’s most recent earnings conference call you admit that “any which way from peer comparisons... the stock is cheap” and that you will be discussing this at the board’s strategic meeting. To be frank, the time for discussion has passed and the time for action has arrived. The company cannot continue to be complacent about its continued discounted valuation. As large shareholders and fiduciaries, we cannot sit idly while there are several actions that management and the board can take, some more immediately than others, to improve the company’s valuation:

1.

Aggressive use of the balance sheet to repurchase shares – while the company has repurchased shares opportunistically in recent quarters, the buybacks have amounted to less than the incremental cash generated by the company, and the cash balance continues to grow. At current levels, the most accretive acquisition the company can make is its own stock. We recommend a $500 million dutch tender at a premium to the current market price. Going forward, we would like to see Sybase set a target of a moderate net debt position to leverage the company’s strong cash flow generation and stable maintenance revenue stream. Assuming the company continues to trade at its current multiple, a buyback should create total shareholder value of $28-$35 per share over time.

2.

IPO and spin-off 100% of Mobility segment – given the divergent growth profiles, different capital needs and lack of synergies between the divisions, we recommend an IPO of the mobility segment followed by a spin-off of the remaining interest to existing shareholders. This will result in a stronger, more focused shareholder base for each company and will provide an appropriate currency for potential mobility acquisitions. This series of transactions should conservatively create total shareholder value of $31-$33 per share.

3.

Sale of the company in whole or in part – our research indicates that there is significant strategic interest in acquiring Sybase. Despite your recent comment that you would entertain offers for the company, our conversations with investment banks and potential acquirers have uniformly indicated the contrary. Without a viable alternative plan to create value over a reasonable time frame, this option must be considered and explored. We believe a reasonable valuation in a sale will be $30-$39 per share.

As you can see in the attached presentation, we believe the actions above would be expected to result in a stock price in the range of $28 to $39, an increase of 23% - 60% over the current share price. Importantly, this value increase can be achieved with a low level of risk. We challenge management and the board to present an alternative plan that would result in similar value accretion with low levels of risk. Regardless of your specific plans, we are confident that a $500 million acquisition spree would not meet these benchmarks. If management or the board has a viable plan to generate value you should articulate it publicly with specific actionable items, milestones and contingencies, and to allow shareholders to consider the potential benefits along with the associated risks and uncertainties. If the board proves unwilling to act in a manner that will improve the company’s valuation and is incapable of providing a reasonable alternative plan, then we would consider that a clear sign that the board is not adequately fulfilling its role as a fiduciary and changes at the board level would be warranted.

We look forward to engaging in a constructive dialogue with you regarding the valuation of the company and actions you can take to improve it. Please feel free to contact us at 212-603-5700 at your convenience.

Sincerely,

/s/ Thomas E. Sandell

Thomas E. Sandell

Chief Executive Officer

Sandell Asset Management

EXHIBIT B

OCTOBER 2007 PRESENTATION TO THE ISSUER